ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 7, 2015

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”) Vident Core U.S. Equity Fund Preliminary Proxy Statement File Nos. 333-179562 and 811-22668

Dear Ms. Hatch:

On behalf of the Trust and its series, Vident Core U.S. Equity Fund (the “Fund”), attached please find the Definitive Proxy Statement reflecting the proposals for which the Fund will solicit shareholder approval. The Definitive Proxy Statement also reflects changes made in response to the comment we received from you on December 30, 2014 with respect to the Preliminary Proxy Statement filed by the Trust with respect to the Fund on December 24, 2014.  For your convenience, your comment has been reproduced with the Trust’s response following the comment.

In connection with this correspondence, the Trust, on behalf of the Fund, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and;

(3)	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.	Under “Proposal 1—Portfolio Manager,” please disclose Ms. Krisko’s relevant business experience during the past 5 years.

Response:	The following disclosure has been added to the above-referenced section:

Ms. Krisko became the President of the Vident in November 2014 and has over nineteen years of investment management experience. Ms. Krisko was previously the Chief Investment Officer and managed the Fund on behalf of the Fund’s previous sub-adviser, IMS, from the Fund’s inception until November 2014.  Prior to joining IMS, she was a Managing Director and Co-Head of the Equity Index Management and Head of East Coast Equity Index Strategies for Mellon Capital Management. She was also a Managing Director of The Bank of New York and Head of Equity Index Strategies for BNY Investment Advisors from August 2005 until the merger of The Bank of New York with Mellon Bank in 2007, when she assumed her role with Mellon Capital Management. Ms. Krisko attained the Chartered Financial Analyst designation in 2000. Ms. Krisko graduated with a BS from Pennsylvania State University and obtained her MBA from Villanova University.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President and Secretary